October 16, 2019

Via Edgar

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Withdrawal of Actively-Managed ETF Exemptive Application: BrightStone ETF Trust and BrightStone Global LLC (File No. 812- 15063)

Ladies and Gentlemen:

On August 30, 2019, BrightStone ETF Trust (“Trust”) and BrightStone Global LLC (collectively, the “Applicants”) filed an application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.

As requested by the Staff in conjunction with the adoption of Rule 6c-11 under the 1940 Act, the Applicants request that the Application be withdrawn, and no further action be taken.

If you have any questions concerning the Application, please contact the undersigned at 202.973.2727.

Very truly yours,

/s/ Bibb L. Strench
Bibb L. Strench

cc:	David Bolton, BrightStone Global LLC